Correspondence

PLURISTEM THERAPEUTICS, INC.

MATAM Advanced Technology Park, Building No. 20, Haifa, Israel 31905

March 21, 2011

VIA EDGAR AND FAX

Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Pluristem Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed September 21, 2010
File No. 001-31392

Dear Mr. Rosenberg:

We have received your letter dated March 10, 2011 and are in the process of preparing responses to your comments.  As discussed with Ms. Tabatha Akins, we do not expect to be able to respond within 10 business days of your letter.  However, we anticipate that we should be able to respond to your comments by March 31, 2011.

Sincerely,

/s/ Yaky Yanay
Yaky Yanay
Chief Executive Officer